CREAM MINERALS LTD.

                                     TSX VENTURE EXCHANGE: CMA

1400 – 570 Granville Street                                    OTC BULLETIN BOARD: CRMXF

Vancouver, BC  Canada V6C 3P1                         FRANKFURT STOCK EXCHANGE: DFL

Tel: (604) 687-4622   Fax: (604) 687-4212

Toll free: 1-888-267-1400  Email: info@creamminerals.com

May 16, 2008

U.S. Securities and Exchange Commission

VIA EDGAR
Division of Corporate Finance, Mail Stop 7010

100 F Street, NE

Washington, DC  20549-8020

Attention: Brad Skinner, Senior Assistant Chief Accountant

Dear Mr. Skinner:

Re: Cream Minerals Ltd. (the “Company”)
Form 20-F for Fiscal Year Ended March 31, 2007 - SEC File No. 0-29870

Further to your letter of May 12, 2008, we are providing additional comments in relation to our response letter dated January 24, 2007, to your original letter dated December 27, 2007 (the “Comment Letter”), regarding the above captioned Annual Report filing (the “Filing”).

General

Comment 1

As per your request the undersigned in his capacity as President and CEO of the Company hereby acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Engineering Comment

Comment 2

The references to tonnage and grade estimates have been removed from the Filing as requested.

Yours truly,

CREAM MINERALS LTD.

“FRANK A. LANG”

Frank A. Lang, President and Chief Executive Officer